                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. __)/1/
                                                -


                            Fleming Companies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $2.50 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   339130106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Robert P. Bermingham
                          The Yucaipa Companies, LLC
                          9130 West Sunset Boulevard
                             Los Angeles, CA 90069

                                (310) 228-2894
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                March 22, 2001
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

_________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                               Page 1 of 8 Pages

--------------------                                     --------------------
CUSIP No. 339130106                   13D                 Page 2 of 8 Pages
--------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

      U.S. Transportation, LLC
      Tax ID. No. 95-4729958
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,911,307*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,911,307*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,911,307*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,911,307*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,911,307*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.95% (based upon the number of shares of common stock of Fleming Companies, Inc. ("Fleming") reported as being outstanding as of March 9, 2001 in Fleming's annual report on Form 10-K for the fiscal year ended December 31, 2000)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------
* See the Preliminary Note and Item 5 below.

--------------------                                     --------------------
CUSIP No. 339130106                   13D                 Page 3 of 8 Pages
--------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

      The Yucaipa Companies, LLC
      Tax ID No. 95-4648305
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,911,307*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,911,307*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,911,307*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,911,307*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,911,307*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.95% (based upon the number of shares of common stock of Fleming Companies, Inc. ("Fleming") reported as being outstanding as of March 9, 2001 in Fleming's annual report on Form 10-K for the fiscal year ended December 31, 2000)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* See the Preliminary Note and Item 5 below.

--------------------                                     --------------------
CUSIP No. 339130106                   13D                 Page 4 of 8 Pages
--------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

      Ronald W. Burkle
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,911,307*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,911,307*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,911,307*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,911,307*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,911,307*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.95% (based upon the number of shares of common stock of Fleming Companies, Inc. ("Fleming") reported as being outstanding as of March 9, 2001 in Fleming's annual report on Form 10-K for the fiscal year ended December 31, 2000)*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

* See the Preliminary Note and Item 5 below.

Preliminary Note

     Pursuant to a Stock and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of February 6, 2001, between U.S. Transportation, LLC, a Delaware limited liability company ("UST"), and Fleming Companies, Inc., an Oklahoma corporation ("Fleming"), UST paid an aggregate of $50 million as consideration for 3,850,301 shares of Common Stock (as defined below) and a warrant to purchase additional shares of Common Stock (the "Warrant").

     The Warrant represents the right to purchase up to, but not exceeding, $50 million worth of additional shares of Common Stock, based on a per share exercise price equal to the average closing price of the Common Stock on the New York Stock Exchange ("NYSE") for the 30 consecutive trading days immediately preceding the applicable exercise date (the "Exercise Price"). The Warrant is exercisable for a period of one year, subject to certain extensions in the event that the exercise of any portion of the Warrant would accelerate indebtedness of Fleming or any of its subsidiaries, obligate Fleming or any of its subsidiaries to make any payment or to incur any additional obligation, or require the approval of stockholders of Fleming pursuant to the rules of the NYSE.

     For purposes of this Schedule 13D, it is assumed that the Warrant is exercisable into 2,061,006 shares of Common Stock, based upon an Exercise Price of $24.26, which is the average closing price of the Common Stock on the NYSE for the 30 consecutive trading days immediately preceding March 22, 2001. The Reporting Persons (as defined below) intend to file an amendment to this
Schedule 13D with the actual number of shares of Common Stock purchased if the Warrant is exercised.


Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock, par value $2.50 per share ("Common Stock"), of Fleming. Fleming's principal executive offices are located at 1945 Lakepointe Drive, Box 299013, Lewisville, Texas 75029.


Item 2.  Identity and Background

     (a) This statement is filed jointly by UST, The Yucaipa Companies, LLC, a Delaware limited liability company ("Yucaipa"), and Ronald W. Burkle, an individual ("Burkle," and together with UST and Yucaipa, the "Reporting Persons").

     Yucaipa is the managing member of UST and has a 10% ownership interest in UST. The only other member of UST is Burkle, who holds a 90% ownership interest in UST. Burkle is also the managing member of Yucaipa and holds a 99% direct ownership interest in Yucaipa. The remaining 1% interest in Yucaipa is owned by Greenacres, LLC, a Delaware limited liability company, of which Burkle is also the managing member.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069.

     (c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing companies. Burkle accomplishes these tasks through a variety of partnerships and limited liability companies, which are often collectively referred to as "The Yucaipa Companies."

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Burkle is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of the funds used by UST to purchase the Common Stock and the Warrant was working capital derived from capital contributions from its members out of their assets.


Item 4.  Purpose of Transaction

     The Reporting Persons currently hold the Common Stock and the Warrant for investment purposes and intend to review their investment in Fleming from time to time. Depending on the evaluation of various factors, including, without limitation, (a) the investment potential of the Common Stock, (b) Fleming's business prospects and financial position, (c) subsequent developments affecting Fleming, (d) the price level and availability of the Common Stock, (d) other investment and business opportunities available to the Reporting Persons, (e) general stock market and economic or industry conditions, (f) reinvestment opportunities, (g) tax considerations, and (h) other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in Fleming as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, (1) the exercise of all or a portion of the Warrant, (2) the purchase of additional shares of Common Stock in the open market or through privately negotiated transactions with third parties or otherwise, or (3) the sale of, in the open market or through privately negotiated transactions with third parties or otherwise, all or part of the shares of Common Stock now owned or hereafter acquired.

     The Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind equity swap and other derivative transactions with respect to the Common Stock or the Warrant. In addition, officers and representatives of UST may from time to time contact management of Fleming to discuss shareholder concerns and business matters.

     Except as set forth above, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Fleming

     (a) On March 22, 2001, UST acquired 3,850,301 shares of Common Stock and the Warrant. Assuming that the Warrant was exercised in full on March 22, 2001, the Exercise Price would have been $24.26, and UST would have purchased an additional 2,061,006 shares of Common Stock as a result of such exercise. If such were the case, UST would be the direct owner of 5,911,307 shares of Common Stock, which, based on the total number of shares of Common Stock reported as being outstanding as of March 9, 2001 in Fleming's annual report on Form 10-K for the fiscal year ended December 31, 2000, would constitute approximately 12.95% of the then issued and outstanding number of shares of Common Stock.

     As stated above in Item 2(a), Yucaipa is the managing member of UST and, accordingly, may be deemed to beneficially own the shares of Common Stock owned of record by UST. In addition, Burkle owns a 90% interest in UST directly and a 10% interest in UST indirectly through Yucaipa. Thus, Burkle may be deemed to beneficially own the shares of Common Stock owned of record by UST.

     (b) Burkle is the managing member of Yucaipa, which, in turn, is the managing member of UST. UST has voting and dispositive power over the 5,911,307 shares of Common Stock directly owned by it. However, Yucaipa, as the managing member of UST, and Burkle, as the managing member of Yucaipa, may each also be deemed to share voting and dispositive power over such shares.

     (c)  None, to the knowledge of the Reporting Persons.

     (d)  None, to the knowledge of the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Fleming

     As described in the Preliminary Note above, which is incorporated herein by reference, UST and Fleming entered into the Purchase Agreement.

     In addition, UST and Fleming entered into a Registration Rights Agreement, dated as of March 22, 2001. Under the Registration Rights Agreement, UST will have certain registration rights with respect to the resale of the Common Stock, the Warrant, and any shares of Common Stock issued upon exercise of the Warrant (collectively, the "Registrable Securities"). These rights include (i) so-called "demand registration rights" to require Fleming to register the resale of the Registrable Securities, provided that Fleming shall not be obligated to effect more than three demand registrations and the Registrable Securities proposed to be registered in a demand registration have a fair market value of at least $5 million; and (ii) so-called "piggyback registration rights" to require Fleming to include Registrable Securities held by UST in the registration of any shares of Common Stock for Fleming's own account or for the account of its other stockholders.


Item 7.  Material to Be Filed as Exhibits

     1.   Joint Filing Agreement.

     2. Stock and Warrant Purchase Agreement, dated as of February 6, 2001, between UST and Fleming (without exhibits or attachments).

     3. Registration Rights Agreement, dated as of March 22, 2001, between UST and Fleming.

                                 Page 7 0f 8

                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 26th day of March 2001.



     U.S. TRANSPORTATION, LLC


     By:  The Yucaipa Companies, LLC
          Its Managing Member


          By: /s/ Ronald W. Burkle
              -----------------------------
               Ronald W. Burkle
               Its Managing Member



     THE YUCAIPA COMPANIES, LLC


     By:  /s/ Ronald W. Burkle
         ----------------------------------
          Ronald W. Burkle
          Its Managing Member



     RONALD W. BURKLE


      /s/  Ronald W. Burkle
     --------------------------------------

                                  Page 8 of 8